Hanwha SolarOne Announces New Appointments to its Senior Management
Mr. Hee Cheol Kim, a current board member, is appointed as President;
Mr. Dong Kwan Kim, also a board member, is appointed as CSO

SHANGHAI, China (December 16, 2011) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers, and photovoltaic (“PV”) cells and modules in China, today announced that its Board of Directors has appointed new members to the Company’s senior management.

The Board of Directors has appointed Mr. Hee Cheol Kim, who is a member of the board and also currently serves as the strategic planning team head of Hanwha Group, as President of Hanwha SolarOne. In his new role as President, Mr. Kim will oversee general management of the Company, including sales, marketing, R&D and production. Mr. Ki-Joon HONG, Chairman of the Board of Directors and CEO, will oversee the Company’s overall strategy.

Prior to joining Hanwha SolarOne, Mr. Kim was CEO of Hanwha L&C Azdel, a U.S.-based motor parts manufacturing company, where he led the company through the recent global financial crisis. Prior to joining Hanwha Azdel, he worked in various positions at Hanwha Group, where he led the restructuring of Hanwha Group’s business portfolio during a serious financial crisis in Korea in 1997, and successfully laid the groundwork for Hanwha Group’s future growth. Mr. Kim earned his bachelor’s and master’s degrees from Seoul National University.

Mr. Ki-Joon HONG, Chariman and CEO of Hanwha SolarOne, said, “Mr. Hee Cheol Kim has demonstrated excellent leadership and management abilities. Having effectively stabilized and restructured two major companies during challenging financial circumstances, Mr. Kim is well prepared to lead Hanwha SolarOne through these tough economic times.”

The Board of Directors has also appointed Mr. Dong Kwan Kim, a current board member, as the Company’s Chief Strategy Officer. Mr. Kim joined Hanwha Group in January 2010 and has served as a managing director of Management & Planning HQ at Hanwha Group. He became a board member of Hanwha SolarOne in December 2010.

Mr. Tom Toy, a board member of Hanwha SolarOne, said, “Our board members have full confidence in Mr. Dong Kwan Kim’s ability to direct the Company’s strategy as CSO.”

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder, Hanwha Group, who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Tip Fleming
Tel: + 852 9212 0684
E-mail: tfleming@ChristensenIR.com